Exhibit 99.1

Materialise Reports First Quarter 2023 Results

LEUVEN, Belgium--(BUSINESS WIRE)—April 27, 2023 -- Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the first quarter ended March 31, 2023.

Highlights – First Quarter 2023

•	Total revenue increased 24.4% to 65,886 kEUR compared to 52,961 kEUR for the first quarter of 2022.
•	Total deferred revenues from annual software sales and maintenance fees increased by 1,728 kEUR this quarter to 44,508 kEUR.
•	Adjusted EBITDA increased to 10,310 kEUR for the first quarter of 2023 from 5,443 kEUR for the 2022 period.
•	Net profit for the first quarter of 2023 was 3,715 kEUR, or 0.06 EUR per diluted share, compared to 127 kEUR, or 0.00 EUR per diluted share, for the 2022 period.

Executive Chairman Peter Leys commented, “Materialise performed extremely well in the year’s opening quarter. Our consolidated revenues increased more than 24%, boosted by the very strong growth of Materialise Medical and Materialise Manufacturing revenues, by 33% and 25% respectively, and further supported by a solid revenue uptake at Materialise Software of more than 8%. During the quarter, our Adjusted EBITDA increased 89% to 10,310 kEUR, mainly because of scaling effects.”

First Quarter 2023 Results

Total revenue for the first quarter of 2023 increased 24.4% to 65,886 kEUR from 52,961 kEUR for the first quarter of 2022. Adjusted EBITDA increased to 10,310 kEUR for the first quarter of 2023 from 5,443 kEUR for the 2022 period. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the first quarter of 2023 was 15.6%, compared to 10.3% for the first quarter of 2022.

Revenue from Materialise Software increased 8.3% to 11,350 kEUR for the first quarter of 2023 from 10,483 kEUR for the same quarter last year. Segment Adjusted EBITDA increased to 2,427 kEUR from 1,932 kEUR while the segment Adjusted EBITDA margin was 21.4% compared to 18.4% for the prior-year period.

Revenue from our Materialise Medical segment increased 32.5% to 24,317 kEUR for the first quarter of 2023 compared to 18,347 kEUR for the same period in 2022. Segment Adjusted EBITDA increased to 7,348 kEUR for the first quarter of 2023 compared to 3,227 kEUR while the segment Adjusted EBITDA margin grew to 30.2% compared to 17.6% for the first quarter of 2022.

Revenue from our Materialise Manufacturing segment increased 25.2% to 30,219 kEUR for the first quarter of 2023 from 24,131 kEUR for the first quarter of 2022. Segment Adjusted EBITDA increased to 3,189 kEUR from 2,613 kEUR while the segment Adjusted EBITDA margin was 10.6% compared to 10.8% for the first quarter of 2022.

Gross profit grew to 36,837 kEUR compared to 28,884 kEUR for the same period last year, while gross profit as a percentage of revenue increased to 55.9% compared to 54.5% for the first quarter of 2022.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 8.7% to 32,358 kEUR for the first quarter of 2023 from 29,774 kEUR for the first quarter of 2022.

Net other operating income was 519 kEUR compared to 938 kEUR for the first quarter of 2022.

Operating result amounted to 4,998 kEUR compared to 49 kEUR for the first quarter of 2022.

Net financial result was (566) kEUR compared to 376 kEUR for the first quarter of 2022.

The first quarter of 2023 contained income tax expenses of (718) kEUR, compared to (298) kEUR in the first quarter of 2022.

As a result of the above, net profit for the first quarter of 2023 was 3,715 kEUR, compared to 127 kEUR for the same period in 2022. Total comprehensive income for the first quarter of 2023, which includes exchange differences on translation of foreign operations, was 4,490 kEUR compared to 1,543 kEUR for the 2022 period.

At March 31, 2023, we had cash and cash equivalents of 141,720 kEUR compared to 140,867 kEUR at December 31, 2022. Gross debt amounted to 75,251 kEUR, compared to 80,980 kEUR at December 31, 2022. As a result, our net cash position (gross debt less cash and cash equivalents) increased 6,582 kEUR to 66,469 kEUR.

Cash flow from operating activities for the first quarter of 2023 decreased to 11,044 kEUR from 11,111 kEUR for the same period in 2022. Total capital expenditures for the first quarter of 2023 amounted to 3,271 kEUR.

Net shareholders’ equity at March 31, 2023 was 233,251 kEUR compared to 228,928 kEUR at December 31, 2022.

2023 Guidance

Executive Chairman Peter Leys concluded, “In the beginning of 2023, we expected Materialise to report consolidated revenue between 255,000 kEUR and 260,000 kEUR and Adjusted EBITDA between 25,000 kEUR and 30,000 kEUR. Based on the company’s strong Q1 performance, but also bearing in mind the uncertain global macro-economic environment, we now believe that our 2023 revenue will come closer to the high end of the initially guided range, and expect that our 2023 Adjusted EBITDA could be up to 10% higher than the top of the range communicated earlier.”

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.0875, the reference rate of the European Central Bank on March 31, 2023.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the first quarter of 2023 on Thursday, April 27, 2023, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the call by phone, please click the link below at least 15 minutes prior to the scheduled start time and you will be provided with dial-in details. Participants can choose to dial in or receive a call to connect to Materialise’s conference call.

•	https://register.vevent.com/register/BIce3a939d16b0475c9bfcecc011563924

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company's website.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our current estimates for fiscal 2023 revenue and Adjusted EBITDA, our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the ongoing military conflict between Ukraine and Russia and economic sanctions related thereto as well as by inflation and increased labor, energy and materials costs), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company's actual results to differ materially from our expectations, including risk factors described in the company's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company's actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	for the three months ended March 31,
In '000	2023	2023	2022
	U.S.$	€	€
Revenue	71,651	65,886	52,961
Cost of Sales	(31,591)	(29,049)	(24,078)
Gross Profit	40,060	36,837	28,884
Gross profit as % of revenue	55.9%	55.9%	54.5%

Research and development expenses	(9,802)	(9,014)	(7,814)
Sales and marketing expenses	(15,539)	(14,288)	(13,515)
General and administrative expenses	(9,848)	(9,056)	(8,444)
Net other operating income (expenses)	565	519	938
Operating (loss) profit	5,436	4,998	49

Financial expenses	(1,495)	(1,375)	(1,289)
Financial income	880	809	1,665
Share in loss of joint venture	-	-	-
(Loss) profit before taxes	4,821	4,432	425

Income Taxes	(780)	(718)	(298)
Net (loss) profit for the period	4,041	3,715	127
Net (loss) profit attributable to:	-
The owners of the parent	4,047	3,721	134
Non-controlling interest	(7)	(7)	(7)

Earning per share attributable to owners of the parent
Basic	0.07	0.06	0.00
Diluted	0.07	0.06	0.00

Weighted average basic shares outstanding	59,067	59,067	59,064
Weighted average diluted shares outstanding	59,070	59,070	59,102

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended March 31,
In 000€	2023	2023	2022
	U.S.$	€	€
Net profit (loss) for the period	4,041	3,715	127
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	843	776	1,416
Non-recycling
Fair value adjustments through OCI - Equity instruments	-	-	-
Other comprehensive income (loss), net of taxes	843	776	1,416
Total comprehensive income (loss) for the year, net of taxes	4,883	4,490	1,543
Total comprehensive income (loss) attributable to:
The owners of the parent	4,890	4,496	1,549
Non-controlling interests	(6)	(6)	(7)

Consolidated statement of financial position (Unaudited)

	As of March 31,	As of December 31,
In 000€	2023	2022
Assets
Non-current assets
Goodwill	44,196	44,155
Intangible assets	36,944	37,875
Property, plant & equipment	94,462	94,276
Right-of-Use assets	8,323	8,420
Investments in joint ventures	-	-
Deferred tax assets	1,208	1,186
Investments in convertible loans	3,555	3,494
Investments in non-listed equity instruments	307	307
Other non-current assets	5,414	5,136
Total non-current assets	194,409	194,847
Current assets
Inventories	15,810	16,081
Trade receivables	47,780	51,043
Other current assets	8,114	8,424
Cash and cash equivalents	141,720	140,867
Total current assets	213,423	216,414
Total assets	407,833	411,262

	As of March 31,	As of December 31,
In 000€	2023	2022
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	233,895	233,895
Retained earnings and other reserves	(5,097)	(9,427)
Equity attributable to the owners of the parent	233,285	228,955
Non-controlling interest	(34)	(28)
Total equity	233,251	228,928
Non-current liabilities
Loans & borrowings	51,035	55,873
Lease liabilities	4,964	5,147
Deferred tax liabilities	4,167	4,312
Deferred income	8,858	9,277
Other non-current liabilities	504	1,611
Total non-current liabilities	69,528	76,220
Current liabilities
Loans & borrowings	16,328	17,058
Lease liabilities	2,924	2,902
Trade payables	23,776	23,230
Tax payables	1,922	1,246
Deferred income	43,474	41,721
Other current liabilities	16,630	19,957
Total current liabilities	105,054	106,114
Total equity and liabilities	407,833	411,262

Consolidated statement of cash flows (Unaudited)

	for the three months ended March 31,
In 000€	2023	2022
Operating activities
Net (loss) profit for the period	3,715	127
Non-cash and operational adjustments
Depreciation of property plant & equipment	3,637	3,840
Amortization of intangible assets	1,674	1,602
Impairment of goodwill and intangible assets	-	-
Share-based payment expense	-	(48)
Loss (gain) on disposal of intangible assets and property, plant & equipment	(22)	(18)
Movement in provisions	(618)	2
Movement reserve for bad debt and slow moving inventory	109	130
Financial income	(767)	(1,618)
Financial expense	1,375	1,237
Impact of foreign currencies	6	(28)
(Deferred) income taxes	717	302
Working capital adjustments	850	5,923
Decrease (increase) in trade receivables and other receivables	3,363	4,506
Decrease (increase) in inventories and contracts in progress	262	(1,357)
Increase (decrease) in deferred revenue	1,368	3,665
Increase (decrease) in trade payables and other payables	(4,142)	(891)
Income tax paid & Interest received	367	(341)
Net cash flow from operating activities	11,044	11,111

	for the three months ended March 31,
In 000€	2023	2022
Investing activities
Purchase of property, plant & equipment	(2,532)	(2,376)
Purchase of intangible assets	(738)	(1,123)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	100	93
Acquisition of subsidiary (net of cash)	-	(27,414)
Net cash flow used in investing activities	(3,171)	(30,820)
Financing activities
Repayment of loans & borrowings	(5,635)	(5,969)
Repayment of leases	(859)	(881)
Interest paid	(417)	(515)
Other financial income (expense)	(108)	(89)
Net cash flow from (used in) financing activities	(7,019)	(7,452)
Net increase/(decrease) of cash & cash equivalents	854	(27,161)
Cash & Cash equivalents at the beginning of the year	140,867	196,028
Exchange rate differences on cash & cash equivalents	(1)	743
Cash & cash equivalents at end of the period	141,720	169,610

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended March 31,
In 000€	2023	2022
Net profit (loss) for the period	3,715	127
Income taxes	718	298
Financial expenses	1,375	1,289
Financial income	(809)	(1,665)
Depreciation and amortization	5,311	5,442
EBITDA	10,310	5,491
Share-based compensation expense (1)	-	(48)
Adjusted EBITDA	10,310	5,443

(1)	Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

Segment P&L (Unaudited)

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended March 31, 2023
Revenues	11,350	24,317	30,219	65,886	0	65,886
Segment (adj) EBITDA	2,427	7,348	3,189	12,964	(2,655)	10,310
Segment (adj) EBITDA %	21.4%	30.2%	10.6%	19.7%		15.6%
For the three months ended March 31, 2022
Revenues	10,483	18,347	24,131	52,961	0	52,961
Segment (adj) EBITDA	1,932	3,227	2,613	7,772	(2,329)	5,443
Segment (adj) EBITDA %	18.4%	17.6%	10.8%	14.7%		10.3%

(1)  Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended March 31,
In 000€	2023	2022
Net profit (loss) for the period	3,715	127
Income taxes	718	298
Financial cost	1,375	1,289
Financial income	(809)	(1,665)

Operating (loss) profit	4,998	49

Depreciation and amortization	5,311	5,442
Corporate research and development	722	816
Corporate headquarter costs	2,640	2,106
Other operating income (expense)	(707)	(640)

Segment adjusted EBITDA	12,964	7,772

Contact:

Investor Relations

Harriet Fried

LHA

212.838.3777

hfried@lhai.com